October 23, 2014

Ms. Christina E. Chalk, Esq.

Senior Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Allergan, Inc.

PREC14A filed October 7, 2014

SEC File No. 1-10269

Dear Ms. Chalk:

On behalf of our client, Allergan, Inc. (“Allergan” or the “Company”), this letter responds to the letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated October 17, 2014, with respect to the Company’s preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). All defined terms have the same meaning as in the Proxy Statement, unless otherwise noted.

For the convenience of the Staff, we first provide the comment received from the Staff, which has been reproduced from the Staff’s letter and provided in italics, followed by the Company’s response to the Staff’s comment.

PREC14A filed October 7, 2014

General

1.	In various places throughout your proxy materials, including in the letter to stockholders, you state that Pershing Square and Valeant’s officers and directors “have a duty to act in the best interests of their respective stockholders, not Allergan’s stockholders, unlike your Board, which has a duty to act in the best interests of all of Allergan’s stockholders.” These statements ignore the fact that if elected, Pershing Square and Valeant’s nominees would similarly have a fiduciary duty to act in the best interests of Allergan’s stockholders, just as current Allergan Board members who are also affiliated with other pharmaceutical and other companies must balance their responsibilities to different entities. Please revise throughout to clarify.

The Company respectfully acknowledges the Staff’s comment and has added disclosure in the letter to stockholders accordingly to clarify that anyone appointed as a member of the Allergan Board would have a fiduciary duty to act in the best interests of Allergan’s stockholders. Allergan notes that the existing language in the Proxy Statement refers only to “Pershing Square and Valeant’s officers and directors” and their interest in soliciting votes for Pershing Square and Valeant’s Proposals, not the nominees that are the subject of Proposal No. 2.

2.	On the first page of the proxy statement, state the approximate date on which the proxy statement and proxy are first being sent or given to shareholders. See Item 1 of Schedule 14A.

The Company respectfully acknowledges the Staff’s comment and will state on the first page of the definitive Proxy Statement the approximate date on which the proxy statement and proxy are first being sent or given to the Company’s stockholders.

3.	Mark the cover page of proxy statement as “preliminary.” See Rule 14a-6(e).

The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the Proxy Statement accordingly.

What is the position of the Allergan Board regarding the conditional Exchange Offer, page 3

4.	Throughout the proxy statement, you reference Allergan’s recently-raised projections, including for expected compounded annual earnings per share and free cash flow. Projections such as these may be misleading to shareholders, in particular when they are cited as grounds to rebuff an existing offer by a third party. See Note A to Rule 14a-9. Please revise to provide a summary of the assumptions underlying and potential limitations for each of the projected figures in the proxy materials.

The Company respectfully acknowledges the Staff’s comment and has revised the Proxy Statement accordingly on page 3 to provide a summary of the assumptions underlying and potential limitations for each of the projected figures in the proxy materials.

Why is the Allergan Board recommending against Pershing Square and Valeant’s Proposals?, page 3

5.	Here and elsewhere in the proxy statement, you assert that Pershing Square is financially incentivized to help Valeant pursue an acquisition of Allergan at the lowest possible price. Although Pershing Square will become a shareholder of Valeant, it is also a current shareholder of Allergan, and as such, its interests in that respect are aligned with other Allergan shareholders. Please balance your disclosure throughout the proxy materials to reflect this fact.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Proxy Statement accordingly to note that Pershing Square is a stockholder of Allergan, though notes that what is asserted in the Proxy Statement is the belief that Pershing Square is financially incentivized to help pursue a transaction with Valeant “where Valeant would not pay more to other Allergan stockholders than it must to consummate the transaction.”

While Pershing Square is a current stockholder of Allergan (as is Valeant), there are numerous reasons why the Company believes that Pershing Square’s interests are not aligned with other Allergan stockholders. As disclosed in the Proxy Statement, Pershing Square is the only Allergan stockholder that Valeant has named a “co-bidder” in its exchange offer and that has disclosed numerous contractual agreements with Valeant that relate to the consummation of a transaction between Valeant and Allergan, including an agreement with Valeant under which Pershing Square would receive a fixed number of common shares of Valeant if the exchange offer were to close on its current terms and an agreement under which Pershing Square could purchase $400 million in common shares of Valeant at a 15% discount if a transaction is consummated.

In addition, it has been widely reported that Pershing Square has already received inquiries about structuring additional transactions in the future with third parties that are similar to its current arrangement with Valeant.

The Company believes that the opportunity to generate further business opportunities by showing that this business model with Pershing Square provides a quick and cost-effective approach for future acquirers incentivizes Pershing Square to not pay more to other Allergan stockholders than it must to consummate the transaction.

6.	Here and elsewhere in the proxy statement and the letter to stockholders, you note that the Allergan Board has considered and continues to consider a number of key initiatives, including “consideration of acquisitions and strategic alternatives that increase stockholder value.” To the extent that Allergan has been and continues to be in discussions or negotiations regarding extraordinary transactions, we believe such disclosure may be misleading and incomplete without a more fulsome discussion of the specific alternatives considered and steps taken to date. Please revise to describe.

The Company respectfully acknowledges the Staff’s comment. The Company is mindful of its disclosure obligations under Item 1006 of Regulation M-A in connection with its Schedule 14D-9, and if any additional disclosure related to plans, proposals or negotiations is required thereunder, the Company will promptly amend its Schedule 14D-9 with such disclosure. Because the Board has determined that disclosure with respect to the possible terms of any transaction might jeopardize continuation of any such negotiations, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Pershing Square and Valeant’s Exchange Offer and Proxy Solicitation, page 6

7.	In multiple places throughout the proxy statement, you reference the “conditional Exchange Offer.” Most, if not all, tender offers including “friendly” offers recommended by the target company, are subject to specified conditions and could thus be characterized as “conditional.” Many of the conditions on which Valeant’s exchange offer is conditioned are within the exclusive control of Allergan. Please balance your references to the exchange offer as conditional to note the conditions that are within your control. Provide similar clarification where you reference conditions that are not waivable by Valeant (see page 8).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Proxy Statement accordingly to note the conditions that are within the control of the Company and the conditions that are not waivable by Valeant.

Valeant’s Business Model Creates significant Risks and Uncertainties for Allergan’s Stockholders, page 7

8.	Explain your reference to “Valeant’s limited disclosures in its financial statements, as compared to Allergan and its industry peers.”

The Company respectfully acknowledges the Staff’s comment and has revised this reference on page 7 of the Proxy Statement accordingly to state “Valeant’s financial statements, which we believe provide less disclosure with regard to (i) revenue by franchise, product group, therapeutic class, product and brand (ii) the contribution of individual products to variance and (iii) qualitative discussion of product or brand level results or consumer trends, in each case, as compared to Allergan and its industry peers.”

9.	Refer to the last bullet point in this section. Provide dates and specific products and quantify what you term a “dramatic loss of market share” with respect to Valeant’s filler and toxin assets as compared to Allergan’s.

The Company respectfully acknowledges the Staff’s comment and has revised this bullet on page 7 of the Proxy Statement accordingly to provide products, dates and market share statistics with respect to the loss of market share of Valeant’s filler and toxin assets.”

Background of Pershing Square and Valeant’s Solicitation, page 8

10.	Please describe any contacts between Allergan and Valeant/Pershing Square before April 21, 2014.

The Company respectfully acknowledges the Staff’s comment and notes that prior to the April 22, 2014 initial proposal, there was no contact between the Company and Valeant or Pershing Square regarding the initial proposal.

11.	You state that on June 12, 2014, “without contacting Allergan to discuss any specific interpretational questions about the Rights Agreement, Pershing Square filed a complaint in the Delaware Court of Chancery.” Clarify whether Pershing Square first sent a letter to Allergan seeking clarification of Allergan’s interpretation of the Rights Agreement.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of the Proxy Statement accordingly to clarify that Pershing Square filed its complaint in the Delaware Court of Chancery on June 12, 2014 without contacting Allergan after Allergan sent a letter to Pershing Square on June 11, 2014 to offer to arrange a conference call to discuss any specific interpretational questions about the Rights Agreement. The Company notes that the initial letter received from Pershing Square is described in the third paragraph prior to the one referenced by the Staff.

12.	You state that before and after initiating the litigation that ended in the Stipulation Agreement on June 27, 2014, “Allergan had invited Pershing Square to discuss its concerns related to the Rights Agreement and the Bylaws.” Clarify when and in what form such invitations occurred.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 11 of the Proxy Statement accordingly to clarify there that Allergan had invited Pershing Square, by letter dated June 11, 2014, to discuss any specific interpretational questions it may have about the Rights Agreement or the Bylaws.

13.	Where you note that Pershing Square and Valeant have delivered the requisite consents to call a special meeting under the Bylaws (including on page 11), state the percentage of shares represented by the consents provided.

The Company respectfully acknowledges the Staff’s comment and notes the Company announced that it reached an agreement with Pershing Square and Valeant to hold the Special Meeting prior to the review of all written requests that were submitted by Pershing Square, and accordingly, did not determine accurately or precisely how many written requests were validly delivered subsequent to its agreement to hold the Special Meeting. The number of shares represented by written requests was, however, in excess of the 25% threshold mandated by the Bylaws.

Pershing Square and Valeant Proposal 2. Request to elect or appoint Pershing Square and Valeant’s nominees as directors for Allergan, page 18

14.	As to those proposals (including this one) that are precatory in nature, state your current intentions if the proposals pass. For example, where you note that Proposal 2 is nonbinding in nature and that you would be under no legal obligation to take action no matter how many votes are cast in favor of this proposal, what are your current plans if it passes? If Allergan is currently undecided, explain the factors on which your decision would be based.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18, 19, 26 and 33 of the Proxy Statement accordingly to clarify that the Board has not yet made any determinations with respect to what actions, if any, it will take if the proposals that are precatory in nature are approved, and that if either such precatory proposals are approved, that the Allergan Board will consider all factors it deems relevant at such time, consistent with its fiduciary duties, before taking any action.

Certain Agreements, page 19

15.	You state that Allergan does not currently have any amounts drawn under its Credit Agreement. State that under the cross-default provisions of Allergan’s indentures, there are minimum thresholds with respect to defaults of other indebtedness and disclose such minimum amount, which we understand to be $75 million. State whether Allergan has current intentions to draw down $75 million or more under its Credit Agreement before the special meeting. In addition, note if true, that the company may seek waivers from its lenders to avoid an event of default upon a change in control.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19-20 of the Proxy Statement accordingly.

16.	With respect to the change in control provisions under Allergan’s equity plans and agreements with its executive officers, explain how those provisions are triggered. Would they be triggered solely by the removal and replacement of current directors at the special meeting? Please clarify.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 20 of the Proxy Statement accordingly to clarify that the definition of change in control under the Company’s change in control policy, equity plans and management and executive bonus plans includes a change in a majority of the incumbent board members, except for such changes that are the result of an election or nomination of a director that is approved by a majority of the incumbent directors.

Proposal 2, page 26

17.	In contrasting the “substantial investments in Allergan” by Allergan’s current directors with the minimal share ownership by Pershing and Valeant’s nominees, you cite to the 2,852,501 shares of Allergan owned by current Board members. Balance this disclosure by noting that 2,500,000 of those Allergan shares are held by Mr. Pyott, who will remain on the Board following the removal and replacement of the current directors as proposed by Valeant and Pershing Square.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 27 of the Proxy Statement accordingly.

Proposal No. 3, page 28

18.	Explain why, in your view, it would be abusive to allow a shareholder calling a special meeting to set the date, time and place of that meeting.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 28 of the Proxy Statement accordingly.

19.	Describe the other “important procedural safeguards against abuse” you believe would be eliminated if Proposal 3 is adopted.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Proxy Statement accordingly to describe certain other important procedural safeguards against abuse that would be eliminated if Proposal No. 3 is adopted.

Proposal No. 4, page 29

20.	Here and elsewhere in the proxy statement, you note that Allergan is “considering various issues associated with out Bylaws.” State what “issues you are examining and how the Board is considering addressing them.

The Company respectfully acknowledges the Staff’s comment and has revised the applicable disclosures on pages 28, 29 and 32, respectively, of the Proxy Statement accordingly.

21.	You assert that Delaware law already adequately addresses this issue in an appropriate way. Explain what Delaware law provides in this context and why you believe it is provides [sic] better protection than the proposed Bylaw amendment.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 29 of the Proxy Statement accordingly.

22.	Here and elsewhere in the proxy statement, you state that you have “engaged” and will continue to engage with stockholders to collect feedback and consider potential responsive amendments to your Bylaws. To the extent that contacts have already occurred, please describe them including with whom and how they were made. What issues have been identified and what are the ways in which the Board is considering addressing them? Provide the same clarifying disclosure with respect to the other proposals where similar language appears.

The Company respectfully acknowledges the Staff’s comment and has revised the applicable disclosures on pages 28, 29, 30, 31 and 32, respectively, of the Proxy Statement accordingly.

*        *        *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to call me at (202) 637-2284. Written correspondence to the Company may be directed to my attention at 555 Eleventh Street, NW Suite 1000, Washington, D.C. 20004, fax no. (202) 637-2201.

Very truly yours,

/s/ Alexander F. Cohen

Alexander F. Cohen

of LATHAM & WATKINS LLP

cc:	Arnold A. Pinkston, Esq., General Counsel

Matthew J. Maletta, Esq., Vice President, Associate General Counsel and Secretary

Scott M. Akamine, Esq., Corporate Counsel

Allergan, Inc.

Mark J. Gentile

Richards, Layton & Finger, P.A.

David A. Katz

Wachtell, Lipton, Rosen & Katz